U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

DAYBREAK MINES, INC.
(Name of Small Business Issuer in its charter)

State of Washington	**91-0626366**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

805 Mullan Ave.
P.O. Box 370

Mullan, Idaho	**83849**
(Address of principal executive offices)	(Zip Code)

(Issuer's telephone number, including area code)	**(208) 556-1139**

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:

Name of each exchange on which each class is to be registered:

N/A	**N/A**

Securities registered under Section 12(g) of the Act:

Common Stock

(Title of class)

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

History.

Daybreak Mines, Inc. (hereinafter "the Company") was incorporated under the laws of the State of Washington on March 11, 1955. The Company was originally named Daybreak Uranium, Inc. The Company was organized primarily for the purpose of exploring for, acquiring and developing mineral properties with a potential for production. The company was engaged in small scale open pit uranium mining operations in the mid to late 1950s in Spokane County Washington. By the late 1950s the Company had ceased to be a producing mining company and thereafter engaged in mineral exploration. In the 1960s the Company expanded its mineral property holdings to include silver mineral properties in the Coeur d'Alene Mining District. To reflect the diversity of its mineral holdings, the Company changed its name to Daybreak Mines, Inc. in 1967. The Company's subsequent efforts in the acquisition, exploration and development of potentially viable and commercial properties were unsuccessful. We have conducted no active mineral exploration or other active business operations since 1970. During this time our activities have been confined to annual assessment and maintenance work on our Idaho mineral properties and other general and administrative functions. We currently hold the mineral rights to approximately 340 acres in Shoshone County, Idaho. There are no known proven or probable ore reserves on our property. The Company does not intend to conduct any exploration activities on the property in Shoshone County. It is the Company's intention to lease or sell its mineral rights in the property. Our offices are located at 805 Mullan Ave., P.O. Box 370, Osburn, ID 83849.

Due to depressed prices for precious metals, lack of a financable mineral exploration property and the general consensus that it would not be able to finance any mineral exploration properties it might acquire, the Board of Directors of the Company decided in 2001 not to pursue any further business operations in the natural resources sector and to implement a new business direction for the Company as described in "Management's Discussion and Analysis or Plan of Operation. "

In September 2001 the Board of Directors authorized a private placement of the Company's common Stock to raise $55,000. The proceeds were to be utilized to pay for legal and accounting fees associated with the preparation and filing of this Form 10SB registration Statement, to pay ongoing expenses related to complying with the reporting requirements of the Securities Exchange Act of 1934, (i.e. preparation of audited financial statements and periodic reports) and working capital. An additional private placement was conducted in 2003 to raise an additional $25,000. The proceeds of the offering are to be utilized to pay expenses relating to the Company's ongoing reporting requirements under the Securities Exchange Act of 1934.

Risk Factors.

The Company's business is subject to numerous risk factors, including the following:

Independent Certified Public Accountants' Opinion - Going Concern.

The Company's financial statements for the years ended February 28, 2003 and 2002, were audited by the Company's independent certified public accountants, whose report dated May 21, 2003 includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company's operating losses raise substantial doubt about its ability to continue as a going concern.

No Revenue and Minimal Assets.

We have had no revenues or earnings from operations. We have no significant assets or financial resources. We will sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss which will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

Speculative Nature of Proposed Operations.

The success of our proposed plan of operation will depend, to a great extent, on the operations, financial condition and management of the identified business opportunity. While management intends to seek a business combination with an entity having an established operating history, there can be no assurance that we will be successful in locating a candidate meeting such criteria. In the event that we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

Scarcity of and Competition for Business Opportunities and Combinations.

We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement for Business Combination or Other Transaction - No Standards for Business Combination.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria a target business opportunity will be required to have achieved in order for us to consider a business combination. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Limited Time Availability.

While seeking a business combination, management anticipates devoting up to twenty hours per month to our business.

Conflicts of Interest - General.

Our officers and directors participate in other business ventures that compete directly with us. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event our officers or directors are involved in the management of any firm with which we transact business.

Reporting Requirements May Delay or Preclude Acquisition.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition.

Lack of Market Research or Marketing Organization.

We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions we have contemplated. Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing any such business combination.

Lack of Diversification.

Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one business opportunity. Consequently, our activities will be limited to those engaged in by the business opportunity that we either merge with or acquire. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Probable Change in Control and Management.

A business combination involving the issuance of our shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest. The resulting change in our control will likely result in removal of one or more of our present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

Reduction of Percentage Share Ownership Following Business Combination.

Our primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in issuing our shares to shareholders of such private company. The issuance of our previously authorized and unissued shares would result in reduction in percentage of shares owned by our present shareholders and would most likely result in a change of our control and management.

Taxation.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Such transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences for us and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunities.

Our management believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

<u>Employees.</u>

The Company has no paid employees. None of the Company's executive officers are employed by the Company. Management services are provided on an "as-needed" basis without compensation, generally less than five hours per week. The Company has no oral or written contracts for services with any member of management.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company's operations pursuant to which any person would be hired, compensated or paid a finder's fee.

<u>Competition.</u>

The Company is and will remain an insignificant participant among the firms that engage in mergers with and acquisitions of privately financed entities. Most established venture capital and financial concerns have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's limited financial resources and limited management availability, the Company will continue to be at a significant disadvantage compared to the Company's competitors.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation.

We intend to seek to acquire the assets or shares of an entity actively engaged in business in exchange for our securities. We have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition. None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company as of the date of this registration statement. While we will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction. We have no full time employees. Our officers have agreed to allocate a portion of their time to our activities without compensation. Management anticipates that our business plan can be implemented by an officer devoting an aggregate of approximately 5 hours per week to our business affairs. Consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. In addition, our officers and directors may, in the future, become involved with other companies, which have a business purpose similar to that of ours. As a result, additional conflicts of interest may arise in the future.

We are filing this registration statement under the Exchange Act on a voluntary basis because management believes that our primary attraction as a merger partner or acquisition vehicle will be our status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to our present stockholders.

General Business Plan.

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business opportunity which desires to seek the perceived advantages of an Exchange Act registered corporation. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. However, the Board of Directors has adopted a resolution that prohibits any acquisition or merger with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest. Because there is no legal prohibition against such transactions, this policy could be rescinded by the Board of Directors if it deemed such action to be in the best interest of the shareholders. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another. We may seek a business opportunity with entities which have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The primary method we will use to find potential merger or acquisition candidates will be to periodically run classified ads in the Wall Street Journal seeking companies which are looking to merge with a public shell. We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation.

Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We have, and will continue to have, minimal capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial Public Offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. The analysis of new business opportunities will be undertaken by, or under the supervision of, our officers and directors, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of our officers or through advertising our availability for acquisition. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. We will not acquire or merge with any company for which audited financial statements cannot be obtained within the time frame required by federal securities laws. Our management, while not especially experienced in matters relating to our new business, will rely primarily upon their own efforts to accomplish our business purposes. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There is no agreement or understanding that non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. The Company's officers, directors or affiliates have not used any particular consultants or advisors on a regular basis and there is no intention that any particular consultant or advisor will be hired by the Company in the future. It is not anticipated that any outside consultants or advisors, other than our legal counsel and accountants, will be utilized by us to effectuate our business purposes described herein. However, if we do retain such an outside consultant or advisor, any cash fee earned by such party will be paid by the prospective merger/acquisition candidate, as we have limited cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. The Directors have adopted a resolution prohibiting the Company from borrowing funds and using the proceeds therefrom to make payments to the Company's promoters, management or their affiliates or associates. In no event will any consultant or finders' fees be paid to any member of the Company's management or any of the Company's principal shareholders. We will not restrict our search to any specific industry, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict, at this time, the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer. However, we do not intend to obtain funds in one or more private placements, public offerings or loan transactions to finance the operation of any acquired business opportunity until such time as we have successfully consummated such a merger or acquisition.

All transactions in securities effected in connection with the Company's business model will be effected by a registered broker-dealer. There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements. The Company will not enter into any loan transactions to loan money to or borrow money from any prospective merger or acquisition candidates or to an unaffiliated third party. We also have no plans to conduct any offerings under Regulation S.

Acquisition of Opportunities.

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that our present management and shareholders will no longer be in control. In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders. It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a merger or acquisition and we are no longer considered a "shell" company. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future. While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code"). With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of our company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our shareholders will hold a substantially lesser percentage ownership interest following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our then-shareholders. We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms. As stated hereinabove, we will not acquire or merge with any entity that cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. We intend to be subject to all of the reporting requirements included in the 34 Act. Included in these requirements is our affirmative duty to file independent audited financial statements as part of our Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our audited financial statements included in our annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of our present management.

Financing

The Company believes it that can satisfy its cash requirements for the forseeable future and has no plans to raise additional funds in the next twelve months. Management has no plans to seek loan financing.

Employees

The Company does not expect any significant change in the number of employees unless or until such time as it acquires a business opportunity.

ITEM 3.   DESCRIPTION OF PROPERTY

We currently hold the mineral rights to approximately 340 acres in Shoshone County, Idaho. There are no known proven or probable ore reserves on our property. We have conducted no active mineral exploration or other active business operations since 1970.

The Company presently operates from office space provided on a rent-free basis by the president of the Company. In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities. At November 15, 2003 there are 18,199,419 shares of common stock issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Terrence Dunne 601 W. Main Ave., Ste. 1017 Spokane, WA 99201	3,350,000	18.4%
Common Stock	Robert W. O'Brien 1511 S. Riegel Ct. Spokane, WA 99212	3,350,000	18.4%

(b) Security Ownership of Management.

The following table sets forth certain information regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group. As of November 15, 2003 there are 18,199,419 shares of common stock issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Dale B. Lavigne P.O. Box A Osburn, ID 83849	743,425	4.08%
Common Stock	Ronald D. Lavigne 21 Sunset Avenue Silverton, ID 83867	403,000	2.21%
Common Stock	Thomas C. Kilbourne P.O. Box 953 Osburn, ID 83849	403,000	2.21%
Common Stock	Lewis J. Lavigne HC-01 Box 188 Marler St. Montgomery Gulch Kellogg, ID 83837	558,950*	3.07%
Common Stock	**All directors and officers** as a group (4 individuals)	**2,108,375**	**11.58%**

* includes 2,200 shares of stock held by Mr. Lavigne's children.

(c) Changes in Control.

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided with respect to each executive officer and director of the Company as of November 15, 2003.

Name	Age	Office with the Company
Dale B. Lavigne P.O. Box A Osburn, ID 83849	72	Director President
Ronald D. Lavigne 21 Sunset Avenue Silverton, ID 83867	49	Director Vice President
Thomas C. Kilbourne P.O. Box 953 Osburn, ID 83849	52	Director Secretary/Treasurer
Lewis J. Lavigne HC-01 Box 188 Marler St., Montgomery Gulch Kellogg, ID 83837	78	Director

Dale B. Lavigne is the President and a Director of the Company. Mr. Lavigne has been a director of the Company for more than 30 years and has served as the Company's President for more than 15 years. Dale Ben Lavigne has been a Director of the Company since January 1983. Mr. Lavigne has been a director of Daybreak Mining Company for more than 30 years and has served as Daybreak's President for more than 15 years. Mr. Lavigne receives no compensation for serving as an officer or director of Daybreak. Mr. Lavigne's prior experience with shell companies is related to mineral exploration companies which became inactive. Mr. Lavigne has been a director of Aberdeen Idaho Mining Company since 1883. Mr. Lavigne owns 55,000 shares of Aberdeen Idaho common Stock (approximately .006%). Mr Lavigne receives no compensation for serving as a director of Aberdeen Idaho. Mr. Lavigne was a director, but not a stockholder of Idaho Montana Silver Mines at the time controlling interest was sold in February 2000. The company is now called Grant Douglas Acquisition Corp. The stock has been reverse split 1:55. There is no current market for the stock. Mr. Lavigne received no compensation in connection with the acquisition of the company. Mr. Lavigne was a director but not a stockholder of Capitol Silver Mines Inc. Control of the Company was acquired by Internet Culinary in June 1999. The stock was subsequently reverse split 1:50. There is no current market for the stock. Mr. Lavigne received no compensation in connection with the acquisition of the company. Mr. Lavigne was a director of Princeton Mining Company. In May 2001 control of the company was acquired by Lifestyle Innovations. The stock was subsequently reverse split 1:7. Mr Lavigne owned 10,400 shares of the company which he sold for an average price of $0.60 per share. The stock is currently traded at approximately $5.45 per share. Mr. Lavigne received no compensation in connection with the acquisition of the company. Mr. Lavigne was a director of Silver Ramona. Control of the company was acquired by Achievement Tech Holding in May 2000. The stock has been reverse split 1:3.82. The stock is currently traded at approximately $0.03 per share. Mr. Lavigne has sold no shares of the company's stock and currently owns 22,849 shares of the company's stock. Mr. Lavigne received no compensation in connection with the acquisition of control of the company.

Mr. Lavigne graduated from the University of Montana with a B.S. Degree in Pharmacy. For the past 47 years Mr. Lavigne has been the Chairman and a Director of the Osburn Drug Company, Inc., a 4-store chain of drug stores in North Idaho. Mr. Lavigne is also a Director and Officer of Metropolitan Mines, Inc., a reporting publicly-held, inactive mineral exploration company. Mr. Lavigne is the former Chairman of the First National Bank of North Idaho; a former member of the Gonzaga University Board of Regents; past President of the Silver Valley Economic Development Committee and a current member of the Governor's Task Force on Rural Idaho.

Ronald D. Lavigne is the Vice-President and a Director of the Company. Mr. Lavigne has been Vice President and a Director of the Company since 2000. Mr. Lavigne is graduated from the University of Montana with a B.S. Degree in Pharmacy. Mr. Lavigne is the President and a Director of the Osburn Drug Company. Mr. Lavigne is also a director and officer of various other public non-reporting inactive mineral exploration companies The term "public non-reporting" refers to the fact that the company has a history of being traded in the over-the-counter market with public information available under Rule 15c2-11 of the Securities Exchange Act of 1934 as opposed to a company which is required to file periodic reports under the Securities Exchange Act of 1934.

Thomas C. Kilbourne is the Secretary-Treasurer and a Director of the Company. Mr. Kilbourne has been an officer of the Company since February 2001 and a Director of the Company since January 2000. Mr. Kilbourne graduated from the University of Montana with a B.S, Degree in Business Administration and Finance. Mr. Kilbourne has been the Chief Financial Officer and a Director of the Osburn Drug Company since 1999. Prior to that time he had been the General Manager of Tabor's/Modern Drug Company in Wallace, Idaho since 1980.

Lewis J. Lavigne is the Assistant Secretary, Assistant Treasurer and a Director of the Company. Mr. Lavigne has been a Director of the Company for the past 15 years and served as the Company's Secretary and Treasurer from approximately 1985 until 2000. Since 1981 Mr. Lavigne has been an officer and Director of the Osburn Drug Company, Inc. Mr. Lavigne is also a director and officer of various other public non-reporting inactive mineral exploration companies.

Principal Shareholders

Terrence James Dunne has the following present and past experience with "blind pool" or "shell" type companies (1) New Hilarity Mining Company which became Orbit E-Commerce after the reverse merger was completed on September 5, 2000. Prior to the reverse merger with Orbit Canada (the private company), Mr. Dunne was a principal shareholder of New Hilarity. He purchased stock in New Hilarity for $.025 per share. After the reverse merger and the reverse split of the common stock, Mr. Dunne owned 249,000 shares. Mr. Dunne sold all of his shares from October, 2000 to April of 2003. The current market price of the stock is approximately $.25. Mr. Dunne received no other compensation, directly or indirectly, from the company. (2) Mr. Dunne was a principal shareholder of Gold Bond Resources, Inc. from March of 2000 until the reverse merger was completed in January of 2003. Mr. Dunne originally owned approximately 1,880,000 shares of common stock for which he paid $.005 per share for 1,795,585 shares and $.10 per share for another 35,000 shares in October of 2001. The balance of the shares were purchased in the market at an average price of about $.21. Since December 5, 2002, Mr. Dunne has sold approximately 240,000 shares at prices ranging from $.21 to about $.32. Currently, the stock is trading at about $.40 per share. (3) Mr. Dunne is a principal shareholder of Royal Pacific Resources, Inc. (formerly Painted Desert Uranium and Oil Company). Mr. Dunne purchased 2,030,000 shares at $.005 per share in January of 2002. This company is currently not trading. (4) Mr. Dunne is a principal shareholder in Quad Metals Corporation. Mr. Dunne purchased 18,000,000 shares of common stock at $.001 per share in October, 2001. After a reverse stock split in November 2002 of 1 for 50, Mr. Dunne currently own 360,000 shares of stock. This company does not actively trade. The current quote for the stock is approximately $0.51 per share. On October 1, 2003. Quad Metals closed a share exchange transaction with DataJungle Ltd. DataJungle is a software company that develops and markets web-based enterprise-class business intelligence software solutions that translate business data into interactive tables, charts and maps. The former shareholders of Quad Metals retained approximately 13% of the company after the share exchange. Mr. Dunne received no compensation in connection with the DataJungle transaction. (5) Mr. Dunne is a principal shareholder of Daybreak Mines, Inc. having purchased 3,200,000 shares of common stock in December of 2001 for $.005 per share. This represents 18.90% of the outstanding shares of common stock (6) Mr. Dunne purchased 931,628 shares of Aberdeen Idaho Mining Company from January of 2002 until April, 2002. His average price per share is just under $.03 per share. His stock position represents 9.4% of the outstanding shares. The stock currently has a bid price of $.04 per share. There is no active market for the Company's stock. (7) Mr. Dunne currently owns 1,154,964 shares of Silver Crest Mines, Inc., which represents 11.55% of the outstanding shares of common stock. This is an inactive non reporting company. Mr. Dunne has received no compensation directly or indirectly from any of the above companies. An SEC Administrative Proceeding was brought against Mr. Dunne pursuant to Rule 102(e). This matter was related to Mr. Dunne's accounting practices and the failure to follow Generally Accepted Accounting Practices in the performance of audit work. The matter was resolved by an Offer of Settlement dated December 30, 1997. Mr. Dunne was denied the privilege of appearing or practicing before the Commission as an accountant. Mr. Dunne was eligible to reapply to the Commission on December 30, 2000, but has chosen not to do so.

Robert William O'Brien served as President and a Director of Quad Metals Corporation from 2001 until October, 2003. Mr. O'Brien is the owner of 18,000,000 shares of Quad Metals, Inc. (18.85%) for which he paid $18,000. The shares were purchased in September 2001 in private placement pursuant to Rule 506 of Regulation D. There is a limited public market for the company and the Company's common stock is currently quoted at $0.51 per share. On October 1, 2003. Quad Metals closed a share exchange transaction with DataJungle Ltd. DataJungle is a software company that develops and markets web-based enterprise-class business intelligence software solutions that translate business data into interactive tables, charts and maps. The former shareholders of Quad Metals retained approximately 13% of the company after the share exchange. Mr. O'Brien received no compensation for serving as an officer or director of Quad Metals or in connection with the DataJungle transaction. Mr. O'Brien served as the Secretary and a Director of Orbit E-Commerce, Inc., formerly New Hilarity, Inc. New Hilarity was incorporated under the laws of the State of Idaho on February 27, 1930 for the primary purpose of exploring and the development of mining properties. In 1993, the Company became an inactive mining company, and the Company thereupon decided to explore alternative business opportunities. In April 1999, the Company reorganized under the laws of the State of Nevada and changed its name from Lexington Mining Company to New Hilarity, Inc. and on April 12, 2001 changed its name again to Orbit E-Commerce, Inc. As of September 8, 2000, and pursuant to an Agreement and Plan of Reorganization dated as of August 3, 2000 by and between OECI and Orbit Canada Inc., an Ontario corporation ("Orbit"), OECI acquired Orbit as a result of which Orbit became a wholly-owned subsidiary of the Company (the "Orbit Transaction"). The Orbit Transaction resulted in a reverse take over, therefore, giving the stockholders of Orbit control of OECI. In connection with the Orbit Transaction, Mr. O'Brien and the existing Board of Directors of the Company resigned and the directors of Orbit were appointed to the Board of the Company. Mr. O'Brien received no compensation for serving as an officer or director of the company. The company is currently traded on the Over the Counter Bulletin Board under the Symbol "OECI". Mr. O'Brien served as a Director and Secretary/Treasurer of Gold Bond Resources, Inc. from March 2000, and additionally as the Chief Executive Officer of the company from November 2001, until the acquisition of EnerTeck Chemical Corporation in January 2003. Mr. O'Brien purchased 395,585 shares at $.005 per share in March of 2000, an additional 1,400,000 shares in October of 2000 at $.005 per share and an additional 35,000 shares at $.10 per share in October of 2001. As of June 1, 2003, Mr. O'Brien had approximately 1,700,000 shares remaining unsold. His sales were made at an average of $.35 per share. The stock is trading at $.38. Mr. O'Brien received no compensation in connection as an officer or director of Gold Bond or in connection with the acquisition of EnerTeck Chemical Corporation. Mr. O'Brien purchased 3.2 million shares of Daybreak Mines, Inc. at $.005 per share in December 2001 and 150,000 shares at $0.02 per share in July, 2003. Mr. O'Brien has been the Secretary/Treasurer and a Director of Aberdeen Idaho since February 2002. Mr. O'Brien owns 938,295 shares of Aberdeen Idaho. The stock currently trades at approximately $0.12 per share. In February 2003 Mr. O'Brien purchased 1,154,963 shares of Silver Crest Mines at $.005 per share.

Family relationships

Dale B. Lavigne and Lewis J. Lavigne are Brothers. Ronald D.Lavigne is Dale B. Lavigne's son. Thomas C. Kilbourne is Dale B. Lavigne's son-in-law.

Conflicts of Interest

Dale B. Lavigne has conflicts of interest due to serving as a director of both the Company and Aberdeen Idaho Mining Company. The conflicts arise, among other instances, with regard to the allocation of time and the fact that both entities are seeking merger or acquisition candidates. In the event that Mr. Lavigne is approached with a business opportunity he will, to the best of his ability attempt to determine which entity he has been contacted with regard to. Mr. Lavigne is bound by his fiduciary duties to each constituent shareholder group.

ITEM 6. EXECUTIVE COMPENSATION

Compensation.

Our officers receive no cash compensation for services rendered. Directors receive no annual compensation or attendance fees for serving in such capacity.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock.

The Company is authorized to issue two hundred million (200,000,000) shares of $0.001 par value common stock. All of the common stock authorized has equal voting rights and powers without restrictions in preference. All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

Preferred Stock.

The Company is authorized to issue ten million (10,000,000) shares of $0.001 stated value preferred stock. The preferred stock is entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

There are presently 18,199,419 shares of common stock and no shares of preferred stock issued and outstanding. At November 15, 1003 there were 2,263 shareholders of record. There are no outstanding options or rights to acquire shares.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. Our stock does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Dividends.

We have paid no dividends and propose for the foreseeable future to utilize all available funds for the development of its business. Accordingly, it has no plans to pay dividends even if funds are available, as to which there is no assurance.

Transfer Agent.

We have retained the services of Columbia Stock Transfer 421 Coeur d'Alene St., Suite 3, Coeur d'Alene, ID 83814, as transfer agent and registrar for the Company.

PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Common Stock of the Company is traded in the over the counter market on the Pink Sheets Quotation System under the symbol "DBRM". The following table shows the high and low closing sales prices for the Common Stock for each fiscal since March 1, 2001. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2001:		
First Quarter	.02	.02
Second Quarter	.02	.02
Third Quarter	.04	.02
Fourth Quarter	.04	.02
2002:		
First Quarter	.04	.04
Second Quarter	.04	.04
Third Quarter	.04	.04
Fourth Quarter	.05	.04
2003		
First Quarter	.06	.05
Second Quarter	.07	.06

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain any future earnings to finance its operations.

ITEM 2.   LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and any later interim periods, neither the principal accountant nor a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

During December 2001 the Company offered and sold 11,000,000 shares of common stock at a price of $0.005 per share. The offering closed on December 20, 2001 and all sales were deemed to have occurred on that date. The shares were offered by the Company's executive officers as agents for the Company. No sales commissions or other direct or indirect compensation was paid in connection with the offer and sale of the securities

The shares were sold to four persons who were directors of the Company and eight individual investors, each of whom was accredited and sophisticated. None of the shares were offered by means of advertising or general solicitation. The shares were only offered and sold to persons personally known to the Company's executive officers and directors.

Sales were made to the following individuals:

Name	Dollar Amount	Shares
Dale Lavigne	$ 3,500	700,000
Lewis Lavigne	$ 2,500	500,000
Ronald Lavigne	$ 2,000	400,000
John Coghlan	$ 2,000	400,000
Gary Thams	$ 2,000	400,000
Greg Lipsker	$ 1,000	200,000
Marty Powell	$ 2,000	400,000
Harry Magnuson	$ 2,000	400,000
Wayne Demeester	$ 2,000	400,000
Thomas Kilbourne	$ 2,000	400,000
Terry Dunne	$16,000	3,200,000
James Etter	$ 2,000	400,000
Robert O'Brien	$16,000	3,200,000
Total	$55,000	11,000,000

During July 2003 the Company offered and sold 1,250,000 shares of common stock at a price of $0.02 per share. The shares were offered by the Company's executive officers as agents for the Company. No sales commissions or other direct or indirect compensation was paid in connection with the offer and sale of the securities.

The shares were sold to nine individual investors, each of whom was accredited and sophisticated. None of the shares were offered by means of advertising or general solicitation. The shares were only offered and sold to persons personally known to the Company's executive officers and directors.

Sales were made to the following investors:

Name	Dollar Amount	Shares
John Coghlan	$ 2,000	100,000
David Fox	$ 3,000	150,000
Marty Powell	$ 3,000	150,000
H.F. Magnuson	$ 2,000	100,000
Wayne Demeester	$ 2,000	100,000
Joe Pischke	$ 3,000	150,000
Terry Dunne	$ 3,000	150,000
James Etter	$ 4,000	200,000
Robert O'Brien	$ 3,000	150,000
Total	$25,000	1,250,000

Each of the sales in both private placements was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D. Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

> The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to our Articles of Incorporation, as amended, the Company is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its directors, officers, employees or agents in any Proceeding (as defined in the Washington Business Corporation Act) to the full extent of the laws of the State of Washington as may now or exist in the future.

Section 23B.08.510 of the Business Corporation Act sets out the corporation's basic authority to indemnify. The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify. The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct. The indemnity standards, however, are lower. Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the "care an ordinarily prudent person in a like position would exercise." This standard is not contained in the standard for indemnification, which only requires that directors act "in good faith" and that they "reasonably believe" that their actions are either in the corporation's best interests or at least not opposed to those best interests. It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510. With respect to the reverse, a director who has met the standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

The general statutory scheme for corporate indemnification of directors and officers under the Business Corporation Act has both permissive and mandatory aspects. It allows, but does not require, the corporation to indemnify in a wide variety of circumstances and requires the corporation to indemnify in other circumstances. The corporation may generally advance expenses for the defense of claims. Further, under certain circumstances, the court may be requested to order that a director is entitled to indemnification regardless of whether the director met the standards of conduct that would otherwise allow the corporation to indemnify. Shareholders may authorize indemnification and advancement of expenses without regard to the statutory limitations on the corporation's authority, with certain specific exceptions. Generally, corporations may indemnify officers, employees and agents to the same extent as it may indemnify directors, or to the extent consistent with any law, as it provides in its articles of incorporation, bylaws or action of its board, or by contract.

Permissive Indemnification.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

(a)   The individual acted in good faith; and
(b)   The individual reasonably believed:
   (i)   In the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interest; and
   (ii)   In all other cases, that the individual's conduct was at least not opposed to its best interests; and
(c)   In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

Section 23B.08.510 defines the "outer limits" for which indemnification (other than as authorized by shareholder action) is permitted. If a director's conduct falls outside these limits, the directors, however, is still potentially eligible for court-ordered indemnification or shareholder-authorized indemnification under other provisions. Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification.

Mandatory Indemnification.

There is a much more limited area of mandatory indemnification. A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

FINANCIAL STATEMENTS

Daybreak Mines, Inc.
Balance Sheets
August 31, 2003 and February 28, 2003

ASSETS

	(Unaudited) August 31, 2003	February 28, 2003
Current assets:		
Cash	$ 24,166	$ 9,965
Total current assets	24,166	9,965
Marketable securities	4,207	2,595
Total assets	**$ 28,373**	**$ 12,560**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$ 131	$ 750
Total liabilities	131	750
Stockholders' equity:		
Preferred stock; $0.001 par value; 10,000,000 shares authorized, none issued and outstanding		
Common stock, $0.001 par value; 200,000,000 shares authorized, 18,199,419 and 16,949,419 shares issued and outstanding, respectively	18,199	16,949
Additional paid-in capital	709,997	689,789
Accumulated deficit	(704,161)	(697,523)
Accumulated other comprehensive income	4,207	2,595
Total stockholders' equity	28,242	11,810
Total liabilities and stockholders' equity	**$ 28,373**	**$ 12,560**

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Operations
For the six and three month periods ended
August 31, 2003 and 2002

	August 31, 2003		August 31, 2002	
	Six Months	**Three Months**	**Six Months**	**Three Months**
Operating expenses:				
General and administrative expense	$ 8,886	$ 1,153	$ 7,811	$ 4,482
Total operating expenses	8,886	1,153	7,811	4,482
Other income:				
Interest income	14	2	161	76
Realized gain on marketable securities	2,234	2,234	-	-
Total other income	2,248	2,236	161	76
Net income (loss)	**$ (6,638)**	**$ 1,083**	**$ (7,650)**	**$ (4,406)**
Other comprehensive income:				
Unrealized gain on marketable securities, net of reclassification adjustments for gain included in net income	$ 1,612	$ 1,612	$ -	$ -
Comprehensive income (loss)	**$ (5,026)**	**$ 2,695**	**$ -**	**$ -**
Net loss per common share	**$ Nil**	**$ Nil**	**$ Nil**	**$ Nil**
Weighted average common shares outstanding-basic	**16,983,386**	**17,017,354**	**16,949,419**	**16,949,419**

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Cash Flows
For the six and three month periods ended
August 31, 2003 and 2002

	August 31, 2003	August 31, 2002
Cash flows from operating activities:		
Net loss	$ (6,638)	$ (7,650)
Adjustment to reconcile net loss to net cash		
used by operating activities:		
Realized gain on marketable equity securities	(2,234)	
Change in:		
Accounts payable	(619)	(78)
Net cash used by operating activities	(9,491)	(7,728)
Cash flows from investing activities:		
Cash provided by sale of marketable equity securities	2,234	-
Net cash provided by investing activities	2,234	-
Cash flows from financing activities:		
Proceeds from common stock sales, net of offering costs	21,458	-
Net cash provided by financing activities	21,458	-
Net change in cash	14,201	(7,728)
Cash, beginning of period	9,965	34,328
Cash, end of period	**$ 24,166**	**$ 26,600**

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Notes to Financial Statements

1. Basis of Presentation:

The financial statements of Daybreak Mines, Inc. included herein have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Although certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been condensed or omitted, Daybreak Mines, Inc. believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended February 28, 2003 included in the registrant's filing of Form 10-KSB.

The financial statements included herein reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year ending February 29, 2004.

2. Nature of Business:

The objectives of the Company are to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly registered corporation.

DeCoria,
Maichel
& Teague
A PROFESSIONAL SERVICES FIRM

Report of Independent Certified Public Accountants

Board of Directors
Daybreak Mines, Inc.

We have audited the accompanying balance sheets of Daybreak Mines, Inc. ("the Company") for the years ended February 28, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daybreak Mines, Inc. for the years ended February 28, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.

/s/ DeCoria, Maichel & Teague P.S.

Spokane, Washington
May 21, 2003

DAYBREAK MINES, INC.
TABLE OF CONTENTS

Page

Balance Sheets, February 28, 2003 and 2002 25

Statements of Operations for the years ended February 28, 2003 and 2002... 26

Statements of Changes in Stockholders' Equity
for the years ended February 28, 2003 and 2002 27

Statements of Cash Flows for the years ended February 28, 2003 and 2002 28

Notes to Financial Statements...29-34

Daybreak Mines, Inc.
Balance Sheets
February 28, 2003 and 2002


ASSETS


	2003	2002
Current assets:		
Cash	$ 9,965	$ 34,328
Total current assets	9,965	34,328
Marketable securities	2,595	
Total assets	**$ 12,560**	**$ 34,328**


LIABILITIES AND STOCKHOLDERS' EQUITY


	2003	2002
Current liabilities:		
Accounts payable	$ 750	$ 100
Related party payables		78
Total liabilities	750	178
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized, none issued and outstanding		
Common stock, $0.001 par value; 200,000,000 shares authorized, 16,949,419 issued and outstanding	16,949	16,949
Additional paid-in capital	689,789	689,789
Accumulated deficit	(697,523)	(672,588)
Accumulated other comprehensive income	2,595	
Total stockholders' equity	11,810	34,150
Total liabilities and stockholders' equity	**$ 12,560**	**$ 34,328**

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Operations and Comprehensive Loss
For the years ended February 28, 2003 and 2002

	2003	2002
Operating expenses:		
Legal expenses	$ 5,001	$ 3,888
General and administrative expenses	20,175	9,485
	25,176	13,373
Other (income) expense:		
Interest income	(241)	(65)
Net loss	**$ 24,935**	**$ 13,308**
Other comprehensive (income) loss		
Unrealized gain in marketable securities	$ (2,595)	
Comprehensive loss	**$ 22,340**	**$ 13,308**
Net loss per common share	**$ Nil**	**$ Nil**
Weighted average common shares outstanding-basic	**16,949,419**	**8,028,871**

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Changes in Stockholders' Equity
For the years ended February 28, 2003 and 2002

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total
Balance, February 28, 2001	5,949,419	$ 594,942	$ 62,869	$ (659,280)		$ (1,469)
Reduction in par value of common stock		(588,993)	588,993			
Issuance of common stock, net of offering costs	11,000,000	11,000	37,927			48,927
Net loss				(13,308)		(13,308)
Balance, February 28, 2002	16,949,419	16,949	689,789	(672,588)		34,150
Unrealized gain in marketable securities				$ 2,595	2,595	
Net loss				(24,935)		(24,935)
Balance, February 28, 2003	**16,949,419**	**$ 16,949**	**$ 689,789**	**$ (697,523)**	**$ 2,595**	**$ 11,810**

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Cash Flows
For the years ended February 28, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (22,340)	$ (13,308)
Adjustment to reconcile net loss to net cash used by operating activities:		
Unrealized gain in marketable securities	(2,595)	
Change in:		
Accounts payable	650	(488)
Related party payables	(78)	(853)
Net cash used by operating activities	(24,363)	(14,649)
Cash flows from financing activities:		
Proceeds from sale of common stock, net		48,927
Net cash provided by financing activities		48,927
Net increase (decrease) in cash	(24,363)	34,278
Cash, beginning of year	34,328	50
Cash, end of year	**$ 9,965**	**$ 34,328**

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Notes to Financial Statements

1.   **Description of Business**

Daybreak Mines, Inc. is a Washington Corporation that was incorporated on March 11, 1955. The Company was organized to explore for, acquire and develop mineral properties in the Western United States. During the past several years the Company's activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions.

The Company has incurred losses over the past several years and has no recurring source of revenue. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.   **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At February 28, 2003 and 2002, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.
Impaired Asset Policy

The Company periodically reviews its long-lived assets when applicable to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

Daybreak Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At February 28, 2003 and 2002, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Reclassifications

Certain reclassifications have been made to conform to prior years' data to the current presentation. These reclassifications had no effect on reported earnings.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash, accounts payable, and related party payables, approximated their fair values as of February 28, 2003 and 2002.

Environmental Matters

The Company currently owns mineral property interests on certain public and private lands in Idaho on which it has explored for commercial mineral deposits. In prior years, the Company held mineral property interests in California and Washington. The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company's management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

Investments

Marketable equity securities are categorized as non current and available for sale and carried at quoted market value. Realized gains and losses on the sale of securities are recognized on a specific identification basis. Unrealized gains and losses are included as a component of accumulated other comprehensive income or loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations. During the year ended February 28, 2003, the Company's investments experienced an unrealized gain of $2,595. The gain increased the Company's investment in marketable securities from zero at February 28, 2002 to $2,595 at February 28, 2003.

Daybreak Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," collectively, the Statements. These statements drastically change the accounting for business combinations, goodwill and intangible assets. Companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year ceiling. The Company adopted SFAS No. 142 on March 1, 2002, with no impact to its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company presently does not have any asset retirement obligations and does not anticipate that adoption of this pronouncement will result in any impact on its reported financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The provisions of SFAS No. 144 are generally effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on March 1, 2002 and the adoption of the pronouncement did not result in any impact on its reported financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This statement culminates the current requirements that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classifications. In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sales-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The rescission of SFAS No. 4 is effective in fiscal years beginning after May 15, 2002. The amendment and technical corrections of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The Company believes that the adoption of SFAS No. 145 will not have a material impact on its results of operations or financial position.

Daybreak Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

New Accounting Pronouncements, Continued:

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. FAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 will have no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123, which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation is effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to Opinion 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS No. 123 and currently believes that the adoption of SFAS No. 148 will not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No. 34, which is being superseded. The adoption of FIN 45 will not have a material effect on the Company's financial statements.

Daybreak Mines, Inc.
Notes to Financial Statements

3.   **Mineral Properties**

At February 28, 2003 and 2002, the Company's mineral properties consisted of approximately 340 acres of unpatented mining claims and mineral rights on privately deeded lands located in Shoshone County Idaho. The properties contain no known economical mineral resources. In accordance with the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reduced the carrying value of its mineral properties to zero during 1999.

4.   **Income Taxes**

Income taxes are recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. The Company has not recorded an income tax provision as it has no taxable income. The Company has no net operating loss carryforwards for income tax purposes and accounts for its operating expenses as capitalized deferred development costs on its income tax returns. At February 28, 2003 and 2002, the Company had no deferred tax assets or liabilities.

5.   **Related Party Payables**

The Company has funded the majority of its operating activities by advances from related parties throughout much of its history. The related parties, to a large extent, have been business entities owned or controlled by Dale B. Lavigne, the Company's president and a director. The advances have not been subject to any specific repayment terms and are payable on demand. At February 28, 2002, the Company had $78 due Mr. Lavigne and entities controlled by him for general and administrative costs paid on the Company's behalf.

During the fiscal year ended February 28, 2002, certain of the Company's shareholders paid expenses of approximately $18,000 on the Company's behalf. The expenses primarily related to legal fees and administrative costs associated with a private placement of the Company's common stock and an amendment to its articles of incorporation (See Note 6). The shareholders were reimbursed from proceeds received by the Company's private placement.

Daybreak Mines, Inc.
Notes to Financial Statements

6.   Stockholders' Equity

Common Stock

Up until the fiscal year ended February 28, 2001, the Company had one class of non-assessable common stock. The common stock had a par value of $0.10 per share and 6,000,000 shares were authorized for issue. On August 30, 2001, the Company's board of directors resolved to amend the Company's articles of incorporation to increase the number of shares of common stock available for issue to 200,000,000, and to reduce the par value to $0.001 per share. In September of 2001, the Company's shareholders affirmatively voted to ratify the amendments to the articles of incorporation. In connection with the amendment to the Company's articles of incorporation that reduced the par value of its common stock, the Company recorded a charge to its common stock account of $588,993, with a corresponding credit to its additional paid-in capital account, during the fiscal year ended February 28, 2002.

Preferred Stock

During the August 30, 2001, board of directors meeting, a resolution was passed to amend the Company's articles of incorporation to authorize the issue of up to 10,000,000 shares of $0.001 par value preferred stock.   The resolution was subsequently ratified by the Company's shareholders.   At February 28, 2003 and 2002, no shares of preferred stock were issued or outstanding.

Private Placement

In December of 2001, the Company offered shares of its common stock for sale, in a private placement, to certain accredited investors.   The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the sale of 11,000,000 shares of the Company's unregistered common stock for $0.005 per share, or $55,000. Net proceeds of approximately $49,000 from the offering were used to fund general and administrative activities necessary to reestablish the Company's compliance with securities regulations and investigate potential business opportunities with other entities.

PART III

ITEM 1.   INDEX TO EXHIBITS.

(1)	Underwriting agreement		N/A
(2)	Plan of acquisition, reorganization arrangement, liquid, or succession. N/A		
(3)	(i) Articles of Incorporation		Page 37
	(ii) By Laws		Page 44
(4)	Instruments defining the rights of holders, including indentures		N/A
(5)	Opinion re: legality		N/A
(6)	No exhibit required		N/A
(7)	[Removed and reserved]		N/A
(8)	Opinion re: tax matters		N/A
(9)	Voting trust agreement		N/A
(10)	Material contracts		N/A
(11)	Statement re: computation of per share earnings		N/A
(12)	No exhibit required		N/A
(13)	Annual or quarterly reports, Form 10-Q		N/A
(14)	[Removed and reserved]		N/A
(15)	Letter on unaudited interim financial information		N/A
(16)	Letter on change in certifying accountant		N/A
(17)	Letter on director resignation		N/A
(18)	Letter on change in accounting principles		N/A
(19)	Reports furnished to security holders		N/A
(20)	Other documents or statements to security holders		N/A
(21)	Subsidiaries of the registrant		N/A
(22)	Published report regarding matters submitted to vote		N/A
(23)	Consent of experts and counsel		N/A
(24)	Power of attorney		N/A
(25)	Statement of eligibility of trustee		N/A
(26)	Invitations for competitive bids		N/A
(27)	Financial Data Schedule		
(28)	[Removed and reserved]		
[Reserved (29) through (98)]			
(99)	Additional Exhibits		N/A

ITEM 2.   DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 2nd day of December, 2002.

DAYBREAK MINES, INC.

By:_____
DALE B. LAVIGNE, PRESIDENT

Exhibit 3.1

ARTICLES OF INCORPORATION
OF THE
DAYBREAK URANIUM, INC.

KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, all of whom are citizens of the United States of America, and over the age of twenty-one years, have this day voluntarily associated ourselves together for the purpose of forming a corporation under the laws of the State of Washington, and we hereby certify:

FIRST: That the name of this corporation shall be DAYBREAK URANIUM, INC.

SECOND: That the purposes for which this corporation is formed are as follows:

1.   To carry on the business of mining, milling, concentrating, converting, selling, smelting, treating, preparing for market, manufacturing, buying, exchanging, and otherwise producing and dealing in uranium, gold, silver, copper, lead, zinc, brass, iron, steel and all kinds of ore, metals and minerals, and the products and by-products thereof of every kind and description and by whatsoever process the same can be or may hereafter be produced, and generally and without limit as to amount, to buy, sell, exchange, lease, acquire and deal in lands, mines and mineral rights and claims, and to conduct all business appertaining thereto; to purchase, lease or otherwise acquire mining rights, timber rights, oil and gas rights, mines, buildings, dwellings, plants, machinery, tools and other properties whatsoever which this corporation may from time to time find to be for its advantage and purposes; to mine and market any mineral or other products that may be found in or on such lands, and to explore, work, exercise, develop or turn to account the same; to construct and operate railways and tramways for mining and moving the products and by-products resulting from the labors of this corporation; to build and lease houses for the use of miners and others, including the purchase and sale of same.

2.   To exercise the right of eminent domain according to law, and to condemn rights-of-way for purposes incident, necessary, or convenient for the uses and purposes and objects of this corporation, and to do all things incident to the general business of this corporation in the State of Washington and/or in any of the other states and/or territories of the United States, and elsewhere that this corporation may desire or conclude to do for the best advantage of this business.

3.   To purchase, own and enjoy any and all franchises useful or beneficial for the prosecution of this business of this corporation.

4.   To borrow money on its notes, bonds and/or other obligations for the general purposes of this corporation, and to mortgage, pledge and give in trust any and all of its property to secure the payment thereof.

5.   To pay the expenses of and preliminary and incidental to the formation, establishment and registration of this corporation.

6.   To do each and every thing necessary, suitable or proper for the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of this corporation.

THIRD: The principal place of business of this corporation shall be in the city of Spokane, Spokane County, State of Washington, at this place this corporation shall maintain its registered office, the post office address of which shall be 415 Paulsen Building, Spokane, Washington.

FOURTH: The duration of this corporation shall be perpetual.

FIFTH: The number of directors of this corporation shall be fixed from time to time by the by-laws; but the Board of Directors shall not consist of less than three (3) members and it shall not consist of more than five (5) members. The directors shall be elected annually and shall serve until the election and qualification of this successors. The directors who are to serve for the first corporate year shall be selected by the incorporators at the time they organize.

SIXTH: The amount of capital stock of this corporation shall be $100,000.00 divided into one million non-assessable shares of the par value of ten cents per share. Each and every share of said stock shall have the same rights and privileges as those enjoyed by each and every other of said shares.

SEVENTH: The Board of Directors of this corporation shall have power and authority from time to time to authorize the sale of, and to sell, for cash or otherwise, all or any portion of the unissued and/or of the treasury stock of this corporation without said stock, or any thereof, being first offered to the shareholders of this corporation.

EIGHTH: The Board of Directors of this corporation shall, at any regular or special meeting of said Board, have power and authority to repeal and/or amend any or all of the by-laws of this corporation, and/or to adopt new by-laws, a majority vote of said directors being required for the exercise of such power.

NINTH: The name and post office address of each of the incorporators of this corporation, and the number of shares of this corporation which have been subscribed for by each of said incorporators are as follows, to-wit:

Name of Incorporators	P.O. Address	No. of Shares
John F. Campbell	415 Paulsen Building Spokane, Washington	1,500
Virginia H. Campbell	128 West 18th Avenue Spokane Washington	500
Mary L. Auld	Route Five (5) Spokane, Washington	500

TENTH: The first directors, their post office addresses and terms of office are as follows:

Name	P.O. Address	Term of Office
John F. Campbell	415 Paulsen Building Spokane, Washington	From date hereof until first annual meeting
Virginia H. Campbell	128 West 18th Avenue Spokane, Washington	Same as above
Mary L. Auld	Route Five (5) Spokane, Washington	Same as above

ELEVENTH: The amount of paid-in capital with which this corporation will commence business is $500.00.

IN WITNESS WHEREOF, we have hereunto set our hands the 10th day of March, 1955.

/s/ John F. Campbell
/s/ Virginia H. Campbell
/s/ Mary L. Auld

State of Washington   )
)ss.
County of Spokane   )

On this 10th day of Mach, 1955, before me, the undersigned, a Notary Pubic for the State of Washington, personally appeared JOHN F. CAMPBELL, VIRGINIA H. CAMPBELL and MARY L. AULD, known to me to be the persons whose names are subscribed to the foregoing articles of incorporation, and severally acknowledged to me that they executed the same.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my notarial seal the day and year in this certificate first above written.

/s/ Roland E. Wightman
Notary Public in and for the State
Of Washington, residing at Spokane

Recorded in Book 81 Page 233-237 of Domestic Corporations.

AMENDMENT TO ARTICLES OF INCORPORATION
OF DAYBREAK URANIUM, INC.

This is to certify that at a special meeting of the shareholders of DAYBREAK URANIUM, INC., held at the Town Hall of Opportunity, Washington, on August 18, 1955, pursuant to written notice to the stockholders of said special meeting, said special notice being mailed to stockholders more than ten days prior to the date of this meeting, the following amendments to the Articles of Incorporation hereinafter set forth were adopted by more than 66 2/3% of the shareholders of all of the stock then outstanding and entitled to vote:

"The amount of capital stock of this corporation shall be SIX HUNDRED THOUSAND DOLLARS ($600,000.00) divided into six million non-assessable shares of the par value of ten cents ($.10) per share. Each and every share of such stock shall have the same rights and privileges as those enjoyed by each and every other of said shares."

/s/ James W. Fox
President

/s/ Kae H. Sowers
Secretary-Treasurer

Subscribed and sworn to before me this 6th day of September, 1955.

/s/ John F. Campbell
Notary Public in and for the State of
Washington, residing at Spokane

Recorded in Book 91 page 614-615 of Domestic Corporations.

ARTICLES OF AMENDMENT
OF
DAYBREAK MINES, INC.

Pursuant to the provisions of the Washington Business Corporation Act, Chapter 23B.10 RCW, the following Articles of Amendment to Articles of Incorporation are submitted for filing.

ARTICLE I

The name of this corporation is DAYBREAK MINES, INC. (the "Corporation").

ARTICLE II

Amended Second Article
Purpose

The purpose of this corporation shall be to transact any and all lawful business for which corporations may be incorporated under the Washington Business Corporation Act, in general, to have and exercise all the powers conferred by the laws of Washington upon corporations formed under the Washington Business Corporation Act and to do any and all things hereinbefore set forth to the same extent as natural persons might or could do.

Amended Fifth Article
Directors

The number of directors constituting the Board of Directors of this corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation; provided, however, that the number shall not be less than three (3) or more than nine (9). In case of a vacancy in the Board of Directors because of a director's resignation, removal or other departure from the board, or because of an increase in the number of directors, the remaining directors, by majority vote, may elect a successor to hold office for the unexpired term of the director whose position is vacant, and until the election and qualification of a successor.

Amended Sixth Article
Capitalization

The authorized capital stock of the corporation shall consist of two classes of stock, designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have authority to issue is Two Hundred Million (200,000,000). The shares shall have a par value of $0.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000). The Preferred Stock shall have a stated value of $0.001 per share. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

Amended Twelfth Article

Voting

The holders of any of the Corporation's capital stock shall possess voting power for the election of Directors and for all other purposes, subject to such limitations as may be imposed by law and by any provision of the Articles of Incorporation in the exercise of their voting power. The holders of Capital Stock shall be entitled to one vote for each share held. Cumulative voting for the election of Directors is hereby expressly prohibited.

Amended Thirteenth Article

Preemptive Rights

Shareholders of this corporation will have no preemptive rights to acquire additional shares issued by the corporation, or any securities convertible into, or carrying or evidencing any rights or option to purchase, any such shares.

Amended Fourteenth Article

Indemnification and Liability of Directors

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director; (ii) conduct which violates RCW 23B.08.310 of the Washington Business Corporation Act, pertaining to unpermitted distributions to shareholders or loans to directors; or (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

The corporation is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its Directors, Officers, employees or agents in any Proceeding (as defined in the Washington Business Corporation Act) to the full extent of the laws of the State of Washington as may now or hereafter exist.

ARTICLE III

The amendment provides for no exchange, classification, or cancellation of issued shares.

ARTICLE IV

The amendments were adopted by the Board of Directors on August 30, 2001.

ARTICLE V

The amendments were duly approved by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this 28th day of September, 2001.

Daybreak Mines, Inc.

By:
      Dale B. Lavigne, President

BY-LAWS
OF THE
DAYBREAK URANIUM, INC.

ARTICLE I. NAME, SEAL AND OFFICES, ETC.

SECTION 1. NAME: The name of the corporation is Daybreak Uranium, Inc.

SECTION 2. SEAL: The seal of the corporation shall be in such form as the Board of Directors shall from time to time prescribe.

SECTION 3. OFFICES: The registered office of the corporation shall be in the town of Opportunity, state of Washington. The corporation may also have offices at such other places within or without the state of Washington as the Board of Directors may from time to time establish.

SECTION 4. BOOK OF BY-LAWS: These By-laws shall be recorded in a book kept in the registered office of the corporation, to be known as the Book of By-laws, and no By-laws, or repeal of amendment thereof, shall take effect until so recorded. Said book may be inspected at said office by any shareholder during office hours of each day except holidays.

ARTICLE II. SHAREHOLDERS

SECTION 1. ANNUAL MEETINGS OF SHAREHOLDERS: The annual meeting of the shareholders for the election of Directors and for such other business as may be laid before such meeting shall be held in the registered office of the corporation, or at such other place as the Directors may appoint. The annual meeting shall be held on the first Friday in the month of June each year unless that day shall be a legal holiday, in which event it shall be held on the next following day which shall not be a legal holiday whether or not mentioned in the notice. Any corporate business may be transacted at such meeting.

SECTION 2. SPECIAL MEETINGS OF SHAREHOLDERS: Special meetings of the shareholders may be called at any time by the Board of Directors and the shareholders may meet at any convenient place, within or without the state of Washington, designed in the call for such meeting. If more than eighteen months are allowed to elapse without the annual shareholders meetings being held, any shareholder may call such meeting to be held at the registered office of the corporation. At any time, upon written request of any Director, or any shareholder or shareholders holding in the aggregate one-fifth of the voting power of all shareholders, it shall be the duty of the Secretary to call a special meeting of shareholders to be held at the registered office of the corporation at such time as the Secretary may fix, not less than fifteen nor more than thirty-five days after the receipt of said request, and if the Secretary shall neglect or refuse to issue such call, the Director or shareholder or shareholders making the request may do so.

SECTION 3. ADJOURNED MEETINGS: An adjournment or adjournments of any annual or special meeting may be taken without a new notice being given.

SECTION 4. NOTICE OF MEETINGS: A written notice of the time, place and purpose of meetings, including annual meetings, shall be given by the Secretary of other personnel authorized so to do, to all shareholders entitled to vote at such meeting, at least ten days prior to the day named for the meeting. If such written notice is laced in the United States mail, postage prepaid, addressed to a shareholder at his last known post office address, notice shall be deemed to have been given him.

SECTION 5. WAIVER OF NOTICE: Notice of time, place and purposes of any meeting of shareholders may be waived by the written assent of a shareholder entitled to notice, filed with or entered upon the record of the meeting before or after the holding thereof.

SECTION 6. ACTION WITHOUT FORMAL MEETING: Any action which, under any provision of the laws of Washington, or the Articles, or By-laws, may be taken at a meeting of shareholders, may be taken without a meeting if authorized by a writing signed by all of the holders of shares who would be entitled to notice of a meeting for such purpose. Whenever a certificate in respect to any such action is required by the laws of Washington to be filed in the office of the County Recorder or in the office of the Secretary of State, the officers signing the same shall therein state that the section was authorized in the manner aforesaid.

SECTION 7. WAIVER OF INVALID CALL OR NOTICE: When all the shareholders of this corporation are present at any meeting, however called or notified, and sign a written consent thereto on the record of such meeting, the doings of such meeting are as valid as if at a meeting legally called and notified.

SECTION 8. VOTING: Every shareholder shall have the right at every shareholders' meeting to one vote for every share of stock standing in his or her name on the books of the corporation on the record date fixed as hereinafter provided, or, if no such date has been fixed, ten days prior to the time of the meeting, and in voting for Directors, but not otherwise, he may cumulate his votes in the manner and to the extent permitted by the laws of the state of Washington.

The Board of Directors may fix a time not more than forty days prior to the date of any meeting of the shareholders as the record date as of which shareholders entitled to notice of and to vote at such meeting will be determined.

At each meeting of the shareholders a full, true and complete list, in alphabetical order, of all the shareholders entitled to vote at such meeting, and indicating the number of shares held by each, certified by the Secretary or Transfer Agent, shall be furnished, which list shall be open to the inspection of the shareholders.

Shareholders may vote at all meetings, either in person or by proxy appointed by instrument in writing, subscribed by the shareholder or by his only authorized attorney in fact, executed and filed with the Secretary not less than one day before the meeting which shall be named therein. Shareholders may also be represented at all meetings by persons holding general power of attorney.

At least twenty-four hours prior to any meeting, powers of attorney or proxies shall be submitted to the Secretary for examination. The certificate of the Secretary as to the regularity of such powers of attorney or proxies and as to the number of shares held by the persons who severally and respectively executed such powers of attorney or proxies shall be received as prima faci evidence of the number of shares held by the holder of such powers of attorney or proxies for the purpose of establishing the presence of a quorum at such meeting and for organizing the same and for all other purposes.

SECTION 9. QUORUM: Except as otherwise provided in the Articles of Incorporation, at any meeting of the Shareholders, the presence, in person or by proxy, of the holders of a majority of the voting power of all shareholders shall constitute a quorum.

The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. If a shareholders' meeting cannot be organized because a quorum has not attended, those shareholders present may adjourn the meeting to such time and place as they may determine, but in case of any meeting called for the election of Directors, those who attend the second of such adjourned meetings, although less than a majority of the voting power of all shareholders, shall nevertheless, constitute a quorum for the purpose of electing Directors.

Whenever all shareholders entitled to vote at any meeting consent either by writing on the records of the meeting or filed with the Secretary of the corporation or by presence at such meeting, an oral consent entered on the minutes, or by taking part in the deliberations at such meetings without objection, the doings of such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed and at such meeting any business may be transacted which is not excepted from the written consent of to the consideration of which no objection from want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent provided a quorum as present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by al the shareholders having the right to vote at such meeting and such consent or approval or shareholders may be by proxy or power of attorney in writing.

ARTICLE III. DIRECTORS

SECTION 1. NUMBER AND ELECTIONS: The business of the corporation shall be managed by a board of at least five Directors or of such other number (which shall not be less than three nor more than five) as may be determined from time to time by the Board of Directors. A Director shall hold office for the term for which he was named or elected and until his successor is elected and qualified, except as hereinafter otherwise provided. Directors shall be chosen by ballot.

SECTION 2. ANNUAL MEETINGS: The Board of Directors may hold its first annual meeting and all subsequent annual meetings after its election by the shareholders, without notice and at such place within or without the state of Washington a the Board of Directors may from time to time appoint, for the purpose of organization, the election of officers, and the transaction of other business. At such meetings the Board shall elect a President, a Secretary and a Treasurer, and may elect one or more vice-presidents, an assistant secretary and an assistant treasurer.

SECTION 3. SPECIAL MEETINGS: Special meetings of the Board of Directors may be called by the President or any Vice-President or by any two members of the Board of Directors.

SECTION 4. NOTICE OF MEETINGS: Notice of all Director's meetings except as herein otherwise provided, shall be given either by mail, telegram, or personal service if notice, or written, as such time or times as the person or persons calling the meeting may deem reasonable but in no event upon less than one day's notice. Special meetings of the Board may be held at such lace within or without the state of Washington as the Board of Directors may from time to time appoint.

Notice of any meeting may be waived by a Director entitled to notice before or after the holding thereof by his written or oral assent and the presence of any Director at any meeting, even though without any notice, shall constitute a waiver of notice. Unless otherwise indicated in the notice thereof any and all business may be transacted at any Director's meeting.

SECTION 5. QUORUM: At all meetings of the Board, a majority of the Directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the acts of a majority of the Directors present at any meeting at which a quorum is present shall be the acts of the Board of Directors, except as may be otherwise specifically provided for herein or by law.

If at any meeting there is less than a quorum present, a majority of those present may adjourn the meeting from time to time without further notice to any absent director.

SECTION 6. REMOVAL: A Director may be removed either with or without cause, by two-thirds of the vote of the Shareholders at a special meeting called for that purpose.

SECTION 7. VACANCIES: Any vacancy in the Board of Directors occurring during the year may be filled for the unexpired portion of the term and until a successor is elected and qualified, either:
  (A) At the next annual meeting of shareholders or at any special meeting of shareholders duly called for that purpose and held prior thereof, or
  (B) By a majority of the remaining members of the Board provided there are not less than three remaining members qualified to act.

SECTION 8. POWERS: All the corporate powers, except such as are otherwise provided for the Articles of Incorporation, these By-laws and by the laws of the State of Washington, shall be and are hereby vested in and shall be exercised by the Board of Directors.

SECTION 9. EXECUTIVE COMMITTEE: The Board of Directors may, by resolution passed by a majority of the whole Board, designate two or more of their number to constitute an Executive Committee to serve during the pleasure of the Board, which Committee shall have and exercise the authority of the Board in the management of the business of the corporation to the extent authorized by said resolution. All actions taken by the Executive Committee shall be reported to the Board of Directors at its meeting next succeeding such action, and shall be subject to revision or alteration by the Board providing, however, that no rights or acts of third parties shall be affected by any such revision or alteration.

A majority of the Executive Committee present at a meeting thereof shall constitute a quorum. Vacancies in the Executive Committee shall be filled by the Board of Directors. The Executive Committee shall fix its own rules of procedure including the time and place of any method or manner of calling meetings thereof.

ARTICLE IV. OFFICERS

SECTION 1. OFFICERS: The officers of the corporation shall be a President, Secretary and Treasurer, and, in the discretion of the Board of Directors, one or more Vice-Presidents, and an Assistant Secretary, and an Assistant Treasurer, each of whom shall be elected at a meeting of and by the Board of Directors.

Any officer may resign by mailing a notice of resignation to the registered office of the corporation or such other office as may be designated by the Board of Directors. To the extent permitted by law the resignation shall become effective at the time designated in the notice of resignation, but in no event earlier than its receipt by the Secretary or Assistant Secretary of the Corporation.

In case of a vacancy of any of said offices for any reason the Board of Directors shall at any regular or special meeting, elect a successor who shall hold for the unexpired term of his predecessor.

The office of Secretary and Treasurer may be held by the same person. The office of Vice-President may be combined in one person with anyone of the following: Secretary, Treasurer, Assistant Secretary or Assistant Treasurer.

The Board of Directors may appoint such other officers and agents as may be necessary for the business of the Corporation.

Any officer or agent may be removed by the Board of Directors whenever in their judgment the interest of the Corporation may be served thereby; such removal, however, shall be without prejudice to the contract rights of the person so removed.

SECTION 2. PRESIDENT: The President shall preside at all meetings of the shareholders and Directors. He shall see that all orders and resolutions of the Board are carried into effect, shall execute all deeds, mortgages, bonds or documents authorized by the Board of Directors, and shall sign as President all certificates of stock, all contracts, and other instruments, in writing, excepting only those which are specifically provided to be signed by others. He shall form time to time as requested, report to the board all of the matters within his knowledge of interest to the Corporation, and shall also perform such duties as may be required by the State of Washington, these By-laws, and by order of the Board of Directors.

SECTION 3. VICE PRESIDENT: The Vice-President shall be vested with all the powers and shall perform all the duties of the President in the absence or disability of the latter.

SECTION 4. TREASURER: The Treasurer shall be custodian of the Corporation's moneys and securities and shall deposit and withdraw the same in the Corporation's name as directed by the Board of Directors: He shall keep a record of his accounts and report to the Board of Directors as requested.

SECTION 5. SECRETARY: The Secretary shall keep a record of the meetings of the shareholders and Board of Directors. He shall keep the books of certificates of stock, fill out and sign all certificates of stock (listed) issued, and make corresponding entries on the margin or stub of such book he shall keep a debit and credit form, showing the number of shares issued to and transferred by the shareholders, and the date thereof. He shall keep the corporate seal and shall affix same to certificates of stock and other corporate instruments, and shall make such acknowledgements as may be required on behalf of the state of Washington, or by these By-laws.

SECTION 7(sic). SALARY: The salaries of all officers shall be fixed by the Board of Directors and the fact that any officer is a Director shall not preclude him from receiving a salary or from voting on the resolutions providing for the same.

ARTICLE V. STOCK

SECTION 1. CERTIFICATE OF STOCK: Each shareholder shall be entitled to a certificate of stock signed by the President and the Secretary, or by such other officers as are authorized by these By-laws or by the Board of Directors. When any certificate of stock is signed by a transfer agent or registrar the signature of any such corporate office officer and the corporate seal upon such certification may be a facsimile, engraved or printed.

Certificates of stock shall be numbered in the order of issuance thereof and, except insofar as prescribed by law, shall be in such form as the Board of Directors may determine.

SECTION 2. TRANSFER OF SHARES: Transfer of shares of stock shall be made on the books of the books of the Corporation only by the holder in person or by written power of attorney duly executed and witnessed and upon surrender of the certificate or certificates of such shares.

SECTION 3. TRANSFER AGENT AND REGISTRAR: The Board of Directors may appoint either a transfer agent or registrar, or both of them.

SECTION 4. STOCK TRANSFER BOOKS: Stock transfer books may be closed for not exceeding forty days next preceding the meeting of shareholders and for the payment of dividends during such periods as may be fixed from time to time by the Board of Directors. During such periods no stock shall be transferable.

SECTION 5. LOST OR DESTROYED CERTIFICATES: In case of loss or destruction of a certificate of stock of this Corporation, another certificate may be issued in its place upon proof of such loss or destruction and the giving of a bond of indemnity or other security satisfactory to the Board of Directors.

ARTICLE VI. REPEAL OR AMENDMENT OF BY-LAWS

SECTION 1. BY THE SHAREHOLDERS: The Power to make, amend, or repeal By-laws may be repealed or amended or new By-laws may be adopted at any annual shareholders' meeting, or at any special meeting of the shareholders, called for that purpose, by a vote representing a majority of the allotted shares, or by the written consent duly acknowledged in the same manner as conveniences or real estate required by law to be acknowledged of the holders of a majority of the allotted shares, which written consent may be in one or more instruments.

SECTION 2. BY THE DIRECTIONS: Subject to the power of the shareholders to make, amend or repeal any By-laws made by the board of Directors, a majority of the whole Board of Directors at any meeting thereof shall have the power to repeal and amend these By-laws and to adopt new By-laws.

The foregoing By-laws were regularly adopted at the first meeting of the shareholders of the corporation held on the ____ day of March, 1955, at Spokane, Washington, by a majority of the allotted capital stock.

/s/ James W. Fox
Chairman of meeting of shareholders

/s/ Kae H. Sowers
Secretary of meeting of shareholders

We, the undersigned, constituting (a) a majority of the Board of Directors, and (b) the Secretary of the above named corporation, certify that the foregoing is a true and exact copy of the By-laws of the Corporation duly adopted at a meeting of the shareholders of the Corporation held on the 21st day of March, 1955.

/s/ James W. Fox
/s/ Kae H. Sowers
/s/ John F. Campbell